

Mail Stop 4561

December 5, 2008

Albert J. Finch
Chief Executive Officer
OptimumBank Holdings, Inc.
2477 East Commercial Boulevard
Fort Lauderdale, FL 33308

> **Re: OptimumBank Holdings, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 28, 2008**
> **File No. 000-50755**

Dear Mr. Finch:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney